EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eleventh Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The eleventh meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on April 27, 2022 in Beijing. The directors were notified of the Meeting by way of a written notice dated April 13, 2021. Out of the Company’s nine directors, eight directors attended the Meeting. Su Hengxuan, Li Mingguang and Huang Xiumei, executive directors of the Company, and Wang Jun, non-executive director of the Company, attended the Meeting on site, and Tang Xin, Leung-Oi-Sie Elsie, Lam Chi Kuen and Zhai Haitao, independent directors of the Company, attended the Meeting by means of video conference. Yuan Changqing, non-executive director of the Company, was on leave for business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the vote for him and preside over the Meeting. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Su Hengxuan, executive director of the Company. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on Electing Mr. Bai Tao as the Chairman of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Bai Tao is subject to the approval of the China Banking and Insurance Regulatory Commission. For the biography of Mr. Bai Tao, please refer to the Announcement on the Resolutions of the Ninth Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited and the Meeting Materials of the First Extraordinary General Meeting in 2022 of China Life Insurance Company Limited filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on March 9, 2022 and March 11, 2022 respectively.

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on the First Quarter Report of the Company for the Year of 2022

The independent directors gave their independent opinions and agreed on the proposal on changes in accounting estimates for the first quarter of the year of 2022. Please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement for details of the changes in accounting estimates for the first quarter of the year of 2022.

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on the Appointment of the Auditor for the Year of 2022

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the Annual General Meeting for approval. For detailed information, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

Voting result: 9 for, 0 against, with no abstention

4.	Proposal on the Amendment of the Regulations on Information Disclosure of the Company

Voting result: 9 for, 0 against, with no abstention

5.	Proposal on the Corporate Governance Report of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

6.	Proposal on the Actuary Report of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

7.	Proposal on the 2022 Consumer Protection Working Plan of the Company

Voting result: 9 for, 0 against, with no abstention

For detailed information on the proposal that the Board agreed to submit to the Annual General Meeting for approval, please refer to the notice of annual general meeting and meeting materials to be separately published by the Company.

Board of Directors of China Life Insurance Company Limited

April 27, 2022

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